EXHIBIT 99.2




FOR IMMEDIATE RELEASE                   Contact:        Bill Marks
                                                        or
                                                        Ben Deutsch
                                                        (404) 676-2683


                    COCA-COLA NAMES WORLDWIDE OPERATING TEAM
                    ----------------------------------------

   ATLANTA, JULY 30, 2001 -- The Coca-Cola Company today named the senior operating team that will report to vice chairman and chief operating officer Brian G. Dyson and consequently modified some of the roles and lines of reporting for other members of the senior management team:

 - A.R.C. "Sandy" Allan, currently president and chief operating officer, Asia Group, will become president and chief operating officer, Europe, Eurasia and Middle East Group. Jose Nunez Cevera, president, West Europe, and Cem M. Kozlu, president, Central Europe, Eurasia and Middle East will report to Mr. Allan. Charles S. Frenette, currently executive vice president and chief operating officer, Europe/Africa Group, will retire from the Company to pursue other interests, effective immediately.

 - Alexander B. Cummings, Jr., will continue as president, Africa Group, and will report to Mr. Dyson.

 - Mary E. Minnick, currently president, Japan Division, will become president and chief operating officer, Asia Group. Reporting to Ms. Minnick will be James E. Chestnut, currently executive vice president, Operations Support,



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   and Patrick Siewert, who was most recently president of Kodak Professional and corporate senior vice president of Eastman Kodak Company, and will join the Company on September 1, 2001. Mr. Chestnut will be responsible for the Pacific Rim Group, which includes Japan, Korea, Australia and New Zealand, Indonesia, and the Philippines; Mr. Siewert will have responsibility for the East and South Asia Group, which includes China, India, Thailand, and Vietnam.

 - Jeffrey T. Dunn will continue as president and chief operating officer, the Americas Group, and will report to Mr. Dyson.

   Douglas N. Daft, chairman and chief executive officer, said, "Our strategy is to accelerate growth in our core carbonated business, while capturing other opportunities for profitable growth in the non-alcoholic beverage market. Executing that strategy is an ever-evolving process, and this action is the next step as the strategy continues to achieve its objectives. Under Brian Dyson's strong, hands-on leadership, I am confident this talented and highly experienced operating team will effectively execute our strategy, quickly address remaining operational issues in a few markets where that is needed, and spur growth across all geographies and categories."

   Mr. Dyson said, "Doug Daft has made my charge very clear. I am looking forward to working with this excellent team, and together we will move forward to realize the full potential of The Coca-Cola Company everywhere in the world."

   Mr. Dyson noted that the Company anticipated these changes would take effect between now and the end of this year, and that, the operating team would work together to facilitate a smooth transition.

   Mr. Daft added, "Steve Heyer, president and chief operating officer of Coca-Cola Ventures will continue to report directly to me. In addition to his current worldwide leadership of the Company's non-carbonated businesses, including juices, coffees and teas, and his focus on the Company's strategic planning, marketing, communications strategy, business development, and innovation

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centers, Steve will assume oversight of technical, procurement, concentrate manufacturing, and information technology and systems."

   The Company also announced that Gary Fayard, who is chief financial officer, will continue in his present role, and will now report directly to Doug Daft. In addition, Brian Dyson and Mary Minnick will join the Company's Executive Committee.

   Mr. Daft continued, "On behalf of everyone at The Coca-Cola Company, I want to express gratitude to Charlie Frenette for a distinguished career. Over 27 years at the Company, Charlie has applied his talent, knowledge and management acumen to operations in North America, South Africa, and most recently in Europe, benefiting Coca-Cola and everyone with whom he has worked. We wish him and his family all the best for the future."


NOTE TO EDITORS:  EXECUTIVE BIOGRAPHICAL INFORMATION FOLLOWS

   BRIAN G. DYSON, 65, is vice chairman and chief operating officer of The Coca-Cola Company. He first joined the Company in 1959, and worked for many years in South America, the Caribbean and Mexico. From 1978 to 1983, he was president, Coca-Cola USA. In 1983, he became president, Coca-Cola North America, and in 1986 was instrumental in the formation of Coca-Cola Enterprises, Inc. and served as its first president and chief executive officer from 1988 until 1994. Mr. Dyson is an Argentinean citizen, and resides in Atlanta.

   A.R.C."SANDY" ALLAN, 56, is currently president and chief operating officer, Asia Group. Mr. Allan, a native of the United Kingdom, joined the Coca-Cola system in 1968 in Johannesburg. Over the next 10 years he traveled throughout the world on an auditing team, returning to South Africa in 1978. In 1993, he was appointed president of the Middle East Division, renamed the Middle East & North Africa Division in 1998, and was subsequently named president of the Asia Pacific Group in 1999. Mr. Allan was named to his current position in March 2001.

   JAMES E. CHESTNUT, 51, is currently executive vice president, Operations Support. He joined the Company in 1972 as financial analyst for The Coca-Cola

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Export Corporation in London. Following a variety of positions in Europe, the
Philippines, and Atlanta, in 1989 he became chief financial officer of Coca-Cola (Japan) Company Limited. In October 1993, Mr. Chestnut was elected vice president and controller of The Coca-Cola Company, and in July 1994 he was elected chief financial officer. In October 1999, he was named to his current position, and elected an executive vice president in January 2000. Mr. Chestnut is also a director of Coca-Cola FEMSA and Coca-Cola Enterprises, Inc. A native of the United Kingdom, Mr. Chestnut currently resides in Atlanta.

   ALEXANDER B. CUMMINGS, JR., 44, is currently president, Africa Group. He is originally from Liberia. He was named Division President for West & North Africa in June 2000, and previously served as region manager for Nigeria. Prior to joining the Company, he spent 15 years with the Pillsbury Co., and was vice president of Finance for Pillsbury International. Mr. Cummings was named to his current position in March 2001.

   CHARLES S. FRENETTE, 48, was named president and chief operating officer, Europe/Africa Group in March 2001. Prior to this appointment, he was president of the Greater Europe Group. From 1998-2000, he was senior vice president and chief marketing officer of the Company. Prior to that, he was president of the Southern Africa Division in Johannesburg, South Africa. Before moving to South Africa, Mr. Frenette served for four years as executive vice president and general manager of Coca-Cola USA Operations, responsible for the marketing and operations functions of the Company's U.S. bottle/can unit. Prior to that, Mr. Frenette served for six years as senior vice president and general manager of Coca-Cola Fountain.

   MARY E. MINNICK, 41, was named Division President, Coca-Cola (Japan) Co. Ltd., in 2000. Prior to this appointment, she was president of the South Pacific Division for three years. From 1996-1997, she was vice president and director, Middle and Far East Marketing. Prior to that, Ms. Minnick was in the Corporate Marketing department, and developed and commercialized numerous new brands and products throughout South America, Europe and the Middle and Far East. Ms. Minnick began her career at The Coca-Cola Company in 1983, and spent ten years working in Coca-Cola USA, both in Fountain Sales and in the Bottle/Can Division.

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   PATRICK T. SIEWERT, 45, joined Eastman Kodak Company in 1974, and held positions of increasing responsibility in the company's Consumer, Professional and regional businesses. In 1994, Siewert was named Deputy Chairman of the company's Greater China Region and elected a company vice president. Two years later, he became chairman of the Greater China Region. In July 1997, he was named Chief Operating Officer of Consumer Imaging, and then in November 1997, president of Kodak Professional. Effective January 2000, he was elected a corporate senior vice president.

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